Exhibit 99.2

PRESS RELEASE
OTC-BB: CPPXF

CONTINENTAL ENERGY ENGAGES ASPEN CAPITAL PARTNERS

JAKARTA – September 18, 2009 - Continental Energy Corporation (OTCBB: CPPXF) (the “Company”) today announced that it has engaged the services of Aspen Capital Partners LLC of Tampa, Florida, as its financial and management advisor.

Aspen (www.aspencp.com), is a financial and management advisory firm specializing in business growth and funding strategies, domestic and international market access, mergers and acquisitions, divestitures, and strategic services. The Aspen team offers a wealth of experience in developing and implementing effective business strategies. In addition to years of traditional investment banking, operational and legal experience, each of Aspen’s principals has started and successfully grown companies of their own and has a track record of creatively solving problems through all stages of a company’s development.

The Company’s Chairman and CEO, Richard L. McAdoo, states “The engagement of Aspen marks the first step in the launch of our new strategic initiative. With Aspen’s help we intend to acquire interests in selected, producing oil and gas properties in the USA by acquisitions and joint ventures with local partners having a demonstrated track record. Our objective is to build a solid revenue base under the Company to provide the long term staying power we need to realize our primary objectives in Indonesian oil and gas exploration including the Bengara-II Block.”

Aspen’s Managing Director, Robert Rudman, comments, “We are looking forward to making a significant contribution to Continental’s launch of its new strategic initiative. The revenue producing opportunities in the domestic and Indonesian oil and gas industries are definitely compelling at this time and Continental has the qualifications and experience needed to capitalize on these opportunities. Continental is extremely well-positioned in these markets and Aspen will provide every assistance in achieving the new corporate objectives.”

On behalf of the Company,

Richard L. McAdoo, CEO

Continental  is a small oil and gas exploration company, focused on making a major oil or gas discovery in Indonesia.

Source:  Continental Energy Corporation

Media Contact: 214-800-5135 or AGORACOM Investor Relations, cppxf@agoracom.com

Further Info:  www.continentalenergy.com and after 9/24/09 http://agoracom.com/ir/continentalenergy

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be  forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.